UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date December 3, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	11/30/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Eastern Airlines Corporation Limited (the “Company”)
Date Submitted	12/02/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares
(1) Stock code :	00670	Description :	H Shares

		No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month		3,004,325,000	RMB1.00	RMB3,004,325,000

Increase/(decrease)		N/A		N/A

Balance at close of the month		3,004,325,000	RMB1.00	RMB3,004,325,000

(2) Stock code :	600115	Description :	A Shares

		No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month		4,737,375,000	RMB1.00	RMB4,737,375,000

Increase/(decrease)		N/A		N/A

Balance at close of the month		4,737,375,000	RMB1.00	RMB4,737,375,000

For Main Board and GEM listed issuers

2. Preference Shares
Stock code :	Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month
Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares
Stock code :	Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month
Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (State currency) :	RMB7,741,700,000

For Main Board and GEM listed issuers

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference shares	No. of other classes of shares
	(1)	(2)
Balance at close of preceding month	3,004,325,000	4,737,375,000	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	3,004,325,000	4,737,375,000	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)
Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)
Total A. (Ordinary shares)
(Preference shares)
(Other class)
Total funds raised during the month from exercise of options (State currency)

For Main Board and GEM listed issuers
Warrants to Issue Shares of the Issuer which are to be Listed
Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)
Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )
2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )
Total C. (Ordinary shares)
(Preference shares)
(Other class)

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)
Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1.
On 10 July 2009, the board of directors of the Company (the “Board”) resolved to convene an EGM and the class meetings of the holders of A Shares and H Shares respectively for the grant of a specific mandate  (the “H Share Specific Mandate”) to the Board to issue not more than 490,000,000 new H Shares to CES Global Holdings (Hong Kong) Limited (“CES Global” ) at the subscription price of not less than HK$1.40 per H Share

In relation to and as part of the transactions contemplated under the H Share Specific Mandate, a subscription agreement entered into between CES Global and the Company on 10 July 2009, under which, CES Global agrees to subscribe for, and the Company agrees to issue, not more than 490,000,000 new H Shares at the subscription price of not less than HK$1.40 per H Share

	The respective EGM and class meetings of the Company were held on 7 September 2009 where the shareholders have approved the H Share Specific Mandate.

	H shares (Note 1)	NIL	490,000,000

2.
On 10 July 2009, the Board resolved to convene an EGM and the class meetings of the holders of A Shares and H Shares respectively for the grant of a specific mandate  (the “A Share Specific Mandate”) to the Board to issue not more than 1,350,000,000 new A Shares to not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including 中國東方航空集團公司China Eastern Air Holding Company (“CEA Holding”) at the subscription price of not less than RMB4.75 per A Share.

In relation to and as part of the transactions contemplated under the A Share Specific Mandate, a subscription agreement entered into between CEA Holding and the Company on 10 July 2009, under which, CEA Holding agrees to subscribe for, and the Company agrees to issue, not more than 490,000,000 new A Shares at the subscription price of not less than RMB4.75 per A Share

	The respective EGM and class meetings of the Company were held on 7 September 2009 where the shareholders have approved the A Share Specific Mandate.

	A shares (Note 1)	NIL	1,350,000,000

3.
On 10 July 2009, the Company entered into an absorption agreement with 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) (“Shanghai Airlines”) in relation to an absorption proposal. The absorption proposal, if fully implemented, will involve the issue of a maximum of 1,694,838,860 A Shares by the Company to the shareholders of Shanghai Airlines on a record date to be determined, in exchange for all the existing issued shares of Shanghai Airlines.

	The respective EGM and class meetings of the Company were held on 9 October 2009 where the shareholders have approved the absorption proposal.

	A shares (Note 1)	NIL	1,694,838,860

	Total D. (Ordinary shares)	NIL
	(Preference shares)
	(Other class)

For Main Board and GEM listed issuers
Other Movements in Issued Share Capital
Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.Rights issue	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

2.Open offer	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

3.Placing	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

4.Bonus issue			Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

For Main Board and GEM listed issuers

5.Scrip dividend	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

6.Repurchase of shares			Class of shares repurchased (Note 1) Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

7.Redemption of shares			Class of shares redeemed (Note 1) Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

8.Consideration issue	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

For Main Board and GEM listed issuers

9.Capital reorganisation			Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

10.Other (Please specify)	At price :	State currency	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	________ ( / / ) ( / / )

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

For Main Board and GEM listed issuers
Remarks (if any):

Submitted by:                                ___________LUO ZHUPING___________

Title:                                   DIRECTOR AND COMPANY SECRETARY
(Director, Secretary or other duly authorised officer)

Notes :

1.    State the class of shares (e.g. ordinary, preference or other).

2.    If there is insufficient space, please append the prescribed continuation sheet.